788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 18-363 April 6, 2018

Platinum Group Metals Ltd. Receives
Initial US$58M From Maseve Mine Sale to Pay Down Debt

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group” “PTM” or the “Company”) reports that Maseve Investments 11 (Pty) Limited (“Maseve”) has now completed the sale of the Maseve concentrator plant and certain surface rights (“Step One”) to Royal Bafokeng Platinum Ltd. (“RBPlat”). The Company and RBPlat executed definitive agreements for a two-step transaction valued at approximately US$74 million on November 23, 2017 (the “Maseve Sale Transaction”)1. Conditions precedent to Step One were fulfilled on February 14, 2018. A deposit amount in escrow of Rand 41.37 million (approximately US$3.5 million) (the “Deposit”) was released to the Company on March 14, 2018. The final Step One cash payment of Rand 646.72 million (approximately US$54.5 million) (the “Final Payment”) was received by the Company in South Africa coincident with the registration of the applicable surface rights to a wholly owned subsidiary of RBPlat.

RBPlat is next (“Step Two”) to acquire 100% of the shares in Maseve, the holding company of the Maseve Mine, and all shareholder loans owed by Maseve, for an aggregate consideration valued at approximately US$16 million on November 23, 2017, of which approximately US$855,000 is payable to a minority shareholder of Maseve. The parties continue to work together in fulfilment of the remaining conditions precedent to the completion of Step Two, which includes the Department of Mineral Resources approval to the transaction under section 11 of the Mineral and Petroleum Resources Development Act, which is expected in the weeks ahead.

An amount of Rand 40.94 million (approximately US$3.47 million) from the release of the Deposit was used to settle outstanding contractor claims and pay an amount of US$107,755 to reduce outstanding indebtedness to the Sprott Resource Lending Partnership (“Sprott”) pursuant to their first secured loan facility (the “Sprott Facility”).

The Company is to use approximately US$46.98 million from the Final Payment to repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of US$40.0 million, a bridge loan of US$5.0 million and all accrued and unpaid interest and fees due of approximately US$1.98 million.

The Company is also in the process of paying US$7.52 million from the Final Payment to reduce outstanding indebtedness and to pay fees due under a second secured loan facility (the “LMM Facility”) with Liberty Metals & Mining Holdings, LLC (“LMM”). Following this payment approximately US$44.45 million in principal, accrued interest and accrued production payments will remain due to LMM. The Company is also required to pay LMM a production payment termination fee (“PPTF”) of US$15 million before May 11, 2018, or if later US$25 million. The LMM Facility matures on September 30, 2018. All payments to LMM are first applied to the PPTF.

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1 For more details please refer to the Financial Statements and Management’s Discussion and Analysis for the three months ended November 30, 2017, the Company’s Annual Report on Form 20-F and the Company’s Annual Information Form for the year ended August 31, 2017.

PLATINUM GROUP METALS LTD.	…2

As previously reported, and as agreed with Sprott and LMM, the Company must raise US$20 million in subordinated debt and/or equity within 30 days of the Sprott Facility being repaid. In addition, the Company must also complete a second required raise of US$20 million in subordinated debt and/or equity before July 31, 2018. Proceeds from these required raises will first be applied to remaining amounts payable for the PPTF and then to repay remaining amounts due pursuant to the LMM Facility. Voluntary repayments to LMM in excess of the first required US$20 million repayment will be applicable to reduce the second required US$20 million repayment (the “Second Required Repayment”). The Company’s share of proceeds receivable for Step Two of the Maseve Sale Transaction are to be applied towards repayment of amounts owing to LMM.

In order to provide a financing alternative for a majority of the Second Required Payment to LMM, on March 8, 2018 the Company entered into a non-binding Term Sheet (the “Sprott Term Sheet”) with Sprott Private Resource Lending (Collector), LP (“Sprott PRL”) for a US$15.0 million term loan facility (the “Sprott PRL Facility”) on industry standard costs, terms and conditions for a loan of this nature. If the Sprott PRL Facility is completed, the Sprott PRL Facility may be drawn upon by the Company until July 30, 2018, or such other date as mutually agreed by the Company and Sprott PRL and would have a maturity date of 12 months after the closing date.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Impala Platinum Holdings Limited, a smelter and refiner of platinum group metals, recently made a strategic investment in the Waterberg Project.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President, CEO and Director

For further information contact:
          R. Michael Jones, President
          or Kris Begic, VP, Corporate Development
          Platinum Group Metals Ltd., Vancouver
          Tel: (604) 899-5450 / Toll Free: (866) 899-5450
          www.platinumgroupmetals.net

PLATINUM GROUP METALS LTD.	…3

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the timing and completion of Step Two of the Maseve Sale Transaction; receipt and timing of required government approvals, satisfaction of other conditions precedent and consummation of Step Two to the Maseve Sale Transaction as described herein; the Company’s realization and intended use of proceeds derived from the Maseve Sale Transaction; future sales of debt or equity; repayment of, and compliance with the terms of, indebtedness; completion of the Sprott PRL Facility, including on industry standard costs, terms and conditions, the drawing upon the Sprott PRL Facility and any subsequent repayment; and the Waterberg Project’s potential to be a bulk mineable, low-cost dominantly palladium mine. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including delays in, or the inability to complete, Step Two of the Maseve Sale Transaction component of the planned sale of the Maseve Mine or to realize on the proceeds thereof; additional financing requirements; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the LMM Facility is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of the definitive feasibility study for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; risks related to the nature of the Maseve Sale Transaction and the uncertainty as to whether the Company can successfully obtain all required government approvals, satisfy other closing conditions and consummate Step Two of the Maseve Sale Transaction; potential delays in the foregoing; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co., Mnombo Wethu Consultants (Pty) Ltd. or Maseve; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.